FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                  15d-16 of the Securities Exchange Act of 1934

                         For the month of September 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X Form 40-F
                                       ---          ----

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes       No   X
                                      -----    -----

                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2001

--------------------------------------------------------------------------------

INDEX                                                                    Page No
-----                                                                    -------


Part I - Financial Information

  Item 1.  Financial Statements................................................2

                Condensed Consolidated Statements of Income
                Three Months and Six Months Ended June 30, 2001 and 2000
                (Unaudited)....................................................2

                Condensed Consolidated Balance Sheets
                June 30, 2001 (Unaudited) and December 31, 2000................3

                Condensed Consolidated Statements of Cash Flows
                Six Months Ended June 30, 2001 and 2000 (Unaudited)............4

                Consolidated Statement of Shareholders' Equity
                Six Months Ended June 30, 2001 (Unaudited).....................5

                Notes to the Condensed Consolidated Financial Statements
                (Unaudited)....................................................6

  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations..............................................16

  Item 3.  Qualitative Disclosures About Market Risk..........................25

Part II -Other Information

  Item 1.  Legal proceedings..................................................27

  Item 2.  Changes in securities..............................................27

  Item 3.  Default upon senior securities.....................................27

  Item 4.  Submission of Matters to a Vote of Security Holders................27

  Item 5.  Other Information..................................................28

  Item 6.  Exhibits and other Reports on Form 6-K.............................28

Signature.....................................................................31

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2001

--------------------------------------------------------------------------------

Item 1. Financial Statements

Condensed Consolidated Statement of Income


                                                                        (in thousands of euros, except share and per share data)
                                                           ----------------------------------------------------------------------
                                                                   Three months ended                   Six months ended
                                                              June 2001         June 2000           June 2001       June 2000
                                                                     (unaudited)                           (unaudited)
                                                           ----------------------------------------------------------------------
Net sales                                                      252,252            275,031            545,883         506,767
Cost of sales                                                 (159,568)          (175,729)          (353,295)       (324,458)

Gross Profit                                                    92,685             99,302            192,588         182,309


Research and development expenses                              (32,645)           (21,228)           (62,309)        (39,006)
Reversal of research credit allowances                               -             12,486                  -          12,486
Selling and marketing expenses                                 (46,913)           (37,531)           (92,603)        (71,967)
General and administrative expenses                            (25,492)           (18,832)           (52,562)        (36,008)
Goodwill amortization                                           (6,711)            (2,068)           (14,436)         (3,713)

Operating income (loss) before restructuring                   (19,076)            32,128            (29,322)         44,102

Restructuring expenses                                         (28,466)                 -            (28,466)              -

Operating income (loss)                                        (47,543)            32,128            (57,789)         44,102

Interest income and (expense), net                               1,652                319             10,074             (46)

Other income (expense), net                                     (9,478)            (3,455)           (14,635)          5,397

Income (loss) before taxes                                     (55,370)            28,992            (62,350)         49,453

Provision for income taxes                                      15,579             (5,700)            15,400         (11,635)

-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              (39,791)            23,293            (46,950)         37,818
-------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                            (0.06)              0.05              (0.07)           0.09
Diluted                                                          (0.06)              0.05              (0.07)           0.09

Shares used in net income (loss) per share calculation
Basic                                                      641,804,505        460,747,400        640,258,293     421,447,546
Diluted                                                    654,116,399        486,456,740        674,758,351     442,533,411

Note: In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The accompanying notes are an integral part of these condensed financial statements.

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2001

--------------------------------------------------------------------------------


Condensed Consolidated Balance Sheets


                                                                 (in thousands of euros)
                                                   -------------------------------------
                                                     June 30, 2001     December 31, 2000
                                                   -------------------------------------
Assets                                                (unaudited)

Current assets

Cash and cash equivalents                                429,932            636,284
Trade accounts receivable, net                           250,812            311,276
Inventory, net                                           229,501            174,101
Other current assets                                     114,736             97,377

Total current assets                                   1,024,981          1,219,038

Non-current assets

Property, plant and equipment, net                       289,449            249,916
Goodwill                                                 151,173            155,809
Other non-current assets                                 314,253            284,246

Total non-current assets                                 754,874            689,971

------------------------------------------------------------------------------------
Total assets                                           1,779,855          1,909,009
------------------------------------------------------------------------------------

Liabilities

Accounts payable                                         177,462            261,047
Accrued liabilities and other                            181,989            156,610
Current portion of long-term debt                            169              1,867
Current obligations under capital leases                   3,514              3,414

Current liabilities                                      363,133            422,938

Long-term obligations under capital leases                30,194             31,885
Long-term debt, less current portion                       2,195              5,865
Other non-current liabilities                             35,749             46,013

Non-current liabilities                                   68,139             83,763

Minority interest                                         13,762             17,313

Shareholders' equity

Ordinary shares no legal par value, 2,000,000,000 shares
authorized, 643,312,497 and 636,256,258 shares and
outstanding at June 30, 2001 and December 31, 2000,
respectively                                             126,574            124,263
Paid in capital                                        1,028,072          1,026,063
Retained earnings                                        179,318            235,972
Other comprehensive income                                 2,403                376
Less, cost of treasury shares                             (1,544)            (1,679)

Total shareholders' equity                             1,334,822          1,384,995

------------------------------------------------------------------------------------
Total liabilities and shareholders' equity             1,779,855          1,909,009
------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2001

--------------------------------------------------------------------------------


Condensed Consolidated Statement of Cash Flows


                                                               (in thousands of euros)
                                                            ----------------------------
                                                             Six months ended June 30,
                                                                2001           2000
                                                            ----------------------------
Cash from operating activities                                       (unaudited)
Net income (loss)                                               (46,950)        37,818
Adjustments to reconcile net income to net
cash from operating activities:
   Depreciation and amortization                                 59,536         31,930
   Provision for deferred income taxes                              731           (648)
   Change in other non-current liabilities                       (9,599)        (8,341)
   Gain on assets sold                                              208        (11,565)
   Other, net                                                     1,253            214
Changes in operating assets and liabilities:

   Trade accounts receivable and related current liabilities     69,815        (34,880)
   Trade accounts payable and related current assets            (72,437)        23,038
   Inventories                                                  (49,359)       (23,923)
   Value-added and income taxes                                 (30,458)        (1,817)
   Restructuring reserve                                         25,994              -
   Other, net                                                     2,106         (3,888)

----------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities             (49,160)         7,938

Cash from investing activities

   Purchase of activities net of cash acquired                     (122)       (12,508)
   Other investments                                            (35,785)         9,635
   Purchase of property, plant and equipment                    (71,535)       (39,293)
   Purchase of other assets                                     (10,814)        (7,545)
   Change in non-trade accounts payable and other current assets (4,532)       (19,256)

----------------------------------------------------------------------------------------
Net cash used for investing activities                         (122,788)       (68,967)

Cash from financing activities

   Proceeds from shareholders contribution                            -        534,608
   Proceeds from exercise of share options                        6,967          2,032
   Purchase of Gemplus SA shares                                 (6,982)             -
   Payments on long-term borrowings                              (1,732)        (2,982)
   Principal payments on obligations under capital leases        (1,598)        (1,593)
   Increase (decrease) in bank overdrafts                        11,078          7,798
   Dividends paid by subsidiaries to minority shareholders       (4,256)        (3,257)
   Change in treasury shares                                       (581)          (236)
   Interests receivable on loans to senior management            (1,796)             -
   Change in non trade accounts payables on financing activities (8,044)        10,243

----------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities              (6,944)       546,613

Effect of exchange rate changes on cash                         (27,459)        (7,429)
Net increase (decrease) in cash and cash equivalents           (178,893)       485,584
Cash and cash equivalents, beginning of period                  636,284         27,106

----------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        429,932         505,261
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2001

--------------------------------------------------------------------------------


Consolidated Statement of Shareholders' Equity

                                                                                    (in thousands of euros, except number of shares)

                                              Number of     Share    Additional  Retained     Net      Other   Treasury     Total
                                                shares      value     paid-in    earnings    income   compre-   shares
                                                                      capital                (loss)   hensive
                                                                                                       income
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                 636,256,258   124,263   1,026,063    136,894    99,078      376     (1,679)  1,384,995
------------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                      -         -           -     99,078   (99,078)       -          -           -

Net income (loss)                                      -         -           -          -   (46,950)       -          -     (46,950)

Shares issued following acquisitions of
Celocom Ltd and SLP InfoWare SA                4,554,639       911        (911)         -         -        -          -           -

Contribution of Gemplus S.A. shares to
Gemplus International S.A., net of issuance
costs Euro 54                                          -     1,048      (1,102)         -         -        -          -         (54)

Shares issued by Gemplus S.A. pursuant to
share options exercised to be contributed      2,291,000     3,852           -          -         -        -          -       3,852

Purchase of Gemplus SA shares by
Gemplus International                         (1,550,000)               (2,647)    (4,335)        -        -          -      (6,982)

Shares issued by Gemplus International SA
pursuant to share options exercised            1,760,600       352       2,817          -         -        -          -       3,169

Change in treasury shares                              -         -           -       (366)        -        -        135        (231)

Effect of adopting IAS 39                              -         -           -     (5,003)        -    9,093          -       4,090

Change in other comprehensive income                   -         -           -          -         -   (7,066)         -      (7,066)

------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001 (unaudited)         643,312,497   126,574   1,028,072    226,268   (46,950)   2,403     (1,544)  1,334,822
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements.

Notes to the Condensed Consolidated Financial Statements

1/      Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS) reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of June 30, 2001, and the results of operations for the three-month and six-month periods ended June 30, 2001 and 2000. All material intercompany balances have been eliminated. Because all of the disclosures required by generally accepted accounting principles are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company's annual report for the year ended December 31, 2000. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with IAS. As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).

2/      Financial instruments

In January 2001, the Company adopted IAS 39 "Financial Instruments: Recognition and Measurement".

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale, and to recognize changes in fair value through income for trading assets and liabilities and in equity for available-for-sale assets.

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that are not hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

Summary of impact of adopting IAS 39 at January 1, 2001

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                          Retained      Other          Total
                                          earnings   comprehensive
                                                        income

------------------------------------------------------------------------------
Hedges non qualifying as effective        (5,003)            -         (5,003)

Hedges qualifying as effective                 -         8,807          8,807

Unrealized gains and losses on
available-for-sale financial assets            -           286            286
------------------------------------------------------------------------------
Impact as at January 1, 2001 on
shareholders' equity, net
of deferred income taxes                 (5,003)         9,093          4,090
------------------------------------------------------------------------------

In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of euro 5,003 thousand in retained earnings to recognize at fair value all derivatives non qualifying as effective hedging instruments; the Company also recorded a net gain of euro 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of euro 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets.

3/      Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:

                                        (in thousands of euros)
-----------------------------------------------------------------
                                  June 30, 2001     December 31,
                                    (unaudited)        2000
-----------------------------------------------------------------
Raw materials and supplies           120,351            60,540
Work-in-process                       86,890            79,103
Finished goods                        39,753            45,586
-----------------------------------------------------------------
Inventory, gross                     246,994           185,229
-----------------------------------------------------------------
Less, inventory allowance            (17,493)          (11,128)
-----------------------------------------------------------------
Inventory, net                       229,501           174,101
-----------------------------------------------------------------


4/      Common control transactions

As at June 30, 2001, certain shares of Gemplus S.A. held mainly by employees had not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 10,444,750 shares, representing 1.62% of the shareholdings of Gemplus International S.A., which in total was represented by 643,312,497 shares outstanding as at June 30, 2001.

5/      Litigation

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the Federal District Court of San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 17.7 million) and another individual defendant to pay US$ 2.5 million (euro 2.9 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. In May 2000, the Federal District Court dismissed the claim against the individual defendant without prejudice, and the Company appealed the remaining judgement. The hearing on the appeal was held on March 6, 2001 before the 9th Circuit Court of Appeals. To date no decision on the merits has yet been rendered by the Court. Although the Company considers the action brought by Humetrix to be without merit and the resulting judgment erroneous, the Company cannot give any assurance that the action will be resolved in its favor.

In the second quarter of 2001, the Company partially reversed a provision for patent claim, resulting in a favorable euro 10 million royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. As of June 30, 2001, the Company had reached an agreement with such claimant and the risk of loss and outflow of resources was no more probable.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

6/      Net income per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:


                                                    (in thousands of euros, except shares and per share data)
------------------------------------------------------------------------------------------------------------
                                            Three months ended June 30,       Six months ended June 30,
                                                2001            2000             2001            2000
                                                     (unaudited)                      (unaudited)
------------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss)          (39,791)         23,292          (46,950)         37,818
------------------------------------------------------------------------------------------------------------
Shares used in basic net income (loss)
per-share calculation :
------------------------------------------------------------------------------------------------------------
Weighted average number of common
shares outstanding                       641,804,505     460,747,400      640,258,293     421,447,546
------------------------------------------------------------------------------------------------------------
Dilutive effect of stock options          11,153,592      18,635,000       32,652,553      16,796,680
Dilutive effect of warrants                1,158,301       7,074,340        1,469,431       4,289,185
Dilutive effect of shares to be issued
following acquisitions of Celocom Ltd and
Slp InfoWare SA                                    -               -          378,074               -
------------------------------------------------------------------------------------------------------------
Shares used in diluted net income (loss)
per share                                654,116,399     486,456,740      674,758,351     442,533,411
------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share              (0.06)           0.05            (0.07)           0.09
Diluted net income (loss) per share            (0.06)           0.05            (0.07)           0.09

7/      Segment reporting

The Company operates in primarily three operating segments, telecommunications, network systems and other operating segment, which have a different customer base and for which separate financial information is available. These segments are evaluated regularly in deciding how to allocate resources and in assessing performance. The access control systems activities of our Skidata subsidiary are reported under the network systems segment and have been identified separately, as the Company has announced in June 2001 that it has reached an agreement to sell SkiData A.G. (see Note 10) and completed the sale in August 2001.

The following tables present selected data for the three-month and six-month periods ended June 30, 2001 and 2000:

                                                                   (in thousands of euros)
------------------------------------------------------------------------------------------------------------
                                               Three months ended June 30,      Six months ended June 30,
                                                  2001             2000           2001              2000
                                                       (unaudited)                     (unaudited)
------------------------------------------------------------------------------------------------------------
Net sales
Telecommunications                               166,728        208,655          380,043           379,249
Network systems                                   55,857         34,685          107,602            70,218
   Skidata                                        14,960         13,864           31,146            30,078
Other operating segment                           29,667         31,691           58,238            57,300

-----------------------------------------------------------------------------------------------------------
Net sales                                        252,252        275,031          545,883           506,767
-----------------------------------------------------------------------------------------------------------

Gross profit
Telecommunications                                66,670         84,024          151,067           154,832
Network systems                                   22,701         13,038           36,447            23,673
    Skidata                                        7,233          5,696           13,039            12,464
Other operating segment                            3,314          2,240            5,074             3,804

-----------------------------------------------------------------------------------------------------------
Gross profit                                      92,685         99,302          192,588           182,309
-----------------------------------------------------------------------------------------------------------

Research and development expenses                (32,645)       (21,228)         (62,309)          (39,006)
Reversal of research credit allowances                 -         12,486                -            12,486
Selling and marketing expenses                   (46,913)       (37,531)         (92,603)          (71,967)
General and administrative expenses              (25,492)       (18,832)         (52,562)          (36,008)
Goodwill amortization                             (6,711)        (2,068)         (14,436)           (3,713)

-----------------------------------------------------------------------------------------------------------
Operating income (loss) before restructuring     (19,076)        32,128          (29,322)           44,102
-----------------------------------------------------------------------------------------------------------

Restructuring expenses                           (28,466)             -          (28,466)                -

-----------------------------------------------------------------------------------------------------------
Operating income (loss)                          (47,543)        32,128          (57,789)           44,102
-----------------------------------------------------------------------------------------------------------


Note: In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The following is a summary of sales by geographic area for the three-month and six-month periods ended June 30, 2001 and 2000:

                                                                   (in thousands of euros)
------------------------------------------------------------------------------------------------------------
                                               Three months ended June 30,      Six months ended June 30,
                                                  2001             2000           2001              2000
                                                       (unaudited)                     (unaudited)
------------------------------------------------------------------------------------------------------------

Europe, Middle East, Africa                      122,954        154,751          279,481           296,542
Asia                                              74,621         84,444          171,952           137,498
Americas                                          54,677         37,836           94,883            72,727
------------------------------------------------------------------------------------------------------------
Net sales                                        252,252        275,031          545,883           506,767
------------------------------------------------------------------------------------------------------------


8/      Ordinary shares

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand. Out of these euro 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand. Out of these euro 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 73 thousand was allocated to share capital, as the corresponding shares were issued.

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held mainly by employees. In April and June 2001, the Company issued 860,300 shares following the contribution of 17,206 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder's equity.

In addition, during the six-month period ended June 30, 2001, the Company purchased at fair market value 31,000 shares of Gemplus S.A., equivalent to 1,550,000 shares of Gemplus International S.A., held by a former executive officer of the Company following his exercise of stock options in May and June 2001, thus reducing the Company's shareholders' equity.

As mentioned in Note 4, as at June 30, 2001, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 10,444,750 shares, representing 1.62% of the shareholdings of Gemplus International S.A., which in total was represented by 643,312,497 shares outstanding as at June 30, 2001.

9/      Restructuring

Pursuant to the Company's announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of euro 28.5 million in the statement of income during the second quarter of 2001. This restructuring charge is in connection with the closure of a manufacturing facility, a reduction of the workforce following the combination of the Company's financial services and e-business activities, and the rationalization of office facilities on a worldwide basis.

The euro 28.5 million charge consists of euro 15.4 million for headcount reductions, euro 12.0 million for consolidation of facilities and related fixed assets and euro 1.1 million for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and, minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan includes the termination benefits of 497 employees representing 7% of the Company's global workforce. The reductions impacted the manufacturing organization with 208 employees, research and development for 123 employees, selling and marketing organizations for 91 employees, system integration and consulting services for 34 employees, and support functions for 41 employees.

The majority of employee terminations are located in Germany (198 persons), due to the closure of the Seebach manufacturing facility, and Canada (164 persons), due to the downsizing of the research and development and services center in Montreal. The remaining 135 terminations of employment are located in different countries of the world.

Total cash outlays for the restructuring program will amount to euro 22.0 million, including euro 16.5 million in 2001, euro 2.8 million in 2002 and euro
2.7 million in future periods. This includes euro 13.4 million and euro 1.9 million for termination of employment, respectively for 2001 and for 2002, and euro 3.1 million, euro 0.9 million and euro 2.7 million for other related exit costs, respectively for 2001, 2002 and future periods. Non-cash related actions, primarily consisting of assets and inventory write-offs, will amount to euro 6.5 million.

Restructuring activity at the end of June 2001 was as follows:


                                         Reduction of workforce    Non-cash write-offs of      Total
                                        and other cash outflows            assets
Second quarter 2001 restructuring charge         euro 22                euro 6.5              euro 28.5
Amounts utilized in the second quarter of
2001:                                         euro  (1.6)             euro  (0.9)            euro  (2.5)
                                              ----------              ----------             ----------

Restructuring reserve as at June 30,          euro  20.4                euro 5.6             euro  26.0
2001 / impact of write-offs of assets


10/     Sale of Skidata

In connection with the announcement made on June 25, 2001 that the Company had reached an agreement with Kudelski S.A., pursuant to which the Company will sell SkiData A.G., the electronic access-control solutions business unit, to Kudelski S.A., the Company entered into an agreement with Meridiana-Werzalit B.V. ("Meridiana") to purchase the shares of Skidata held by Meridiana, a minority shareholder.

Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of Skidata, representing 20% of Skidata's issued share capital, for a total purchase consideration of euro 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated March 1997 pursuant to which the Company had purchased the first 80% of Skidata's shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning a loan of euro 3,634 thousand granted to Skidata. This loan had been granted to Skidata in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of Skidata, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as at June 30, 2001 as a reduction of the euro 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of Skidata's shares.

The acquisition of the remaining 20% of Skidata's shares was recorded under the purchase method of accounting. The excess of the net purchase price of euro 9,446 thousand over the fair market value of the shares acquired generated a goodwill of euro 7,530 thousand.

The sale of Skidata was completed on August 23, 2001, for euro 117.5 million, of which euro 33.5 million was paid in cash and euro 84 million was paid in shares, which the Company immediately resold for euro 84 million to a designee of Kudelski.

11/     Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders' equity section of the balance sheets.

The components of other comprehensive income in the shareholders' equity section of the balance sheets as at June 30, 2001 and December 31, 2000, respectively, were as follows:

                                                                                  (in thousands of euros)
----------------------------------------------------------------------------------------------------------
                                                                      June 30, 2001    December 31, 2001
                                                                       (unaudited)
----------------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                          512                 376

Net unrealized gain on hedging instruments qualifying as effective       1,891                   -

----------------------------------------------------------------------------------------------------------
Other comprehensive income                                               2,403                 376
----------------------------------------------------------------------------------------------------------


The components of comprehensive income for the six-month periods ended June 30, 2001 and 2000, respectively, were as follows:

                                                                          (in thousands of euros)
--------------------------------------------------------------------------------------------------
                                                                       Six months ended June 30,
                                                                          2001            2000
--------------------------------------------------------------------------------------------------
Net income (loss)                                                       (46,950)         37,818
--------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                                 136          (1,598)
Effect of adopting IAS 39 as at January 1, 2001                           9,093               -
Change in fair value of available-for-sale financial assets                (286)              -
Change in fair value of derivatives qualifying as effective hedging
instruments                                                              (6,916)              -
--------------------------------------------------------------------------------------------------
Change in other comprehensive income                                      2,027          (1,598)
--------------------------------------------------------------------------------------------------
Comprehensive net income (loss)                                         (44,923)         36,220
--------------------------------------------------------------------------------------------------


12/     Differences between International Accounting Standards and U.S.
Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:

                                                 (in thousands of euros, except for net income per share)
---------------------------------------------------------------------------------------------------------
                                               For the three months ended     For the six months ended
                                                        June 30,                        June 30,
                                                  2001           2000            2001           2000
---------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.     (39,791)        23,293         (46,950)        37,818
---------------------------------------------------------------------------------------------------------
Capitalized development costs                      (914)        (1,125)           (678)        (1,124)
Hedge accounting                                      -          1,289          (4,090)         2,057
Start-up costs                                       23            428              90            639
Deferred tax effect of U.S. GAAP adjustments        214           (413)            204           (413)
---------------------------------------------------------------------------------------------------------

Total differences between U.S. GAAP and I.A.S.   35,224         (1,272)         70,746         (1,516)
---------------------------------------------------------------------------------------------------------
Net income (loss per U.S. GAAP                   (4,567)        22,021          23,796         36,302
---------------------------------------------------------------------------------------------------------

Net income per share
     Basic                                         (0.1)          0.05            0.04           0.09
     Diluted                                       (0.1)          0.05            0.04           0.08

Number of shares
     Basic                                  641,804,505    460,747,400     640,258,293    431,447,546
     Diluted                                654,116,399    486,456,740     674,758,351    442,533,411

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                      June 30,      December 31,
                                                        2001           2000
                                                     (unaudited)
--------------------------------------------------------------------------------
Shareholders' equity in accordance with IAS          1,334,882       1,384,995
--------------------------------------------------------------------------------
Capitalized developments costs                          (2,969)         (2,291)
Hedge accounting                                             -           4,090
Other differences                                         (412)           (323)
Non recourse loans                                    (143,712)       (143,712)

--------------------------------------------------------------------------------
Shareholders' equity in accordance US GAAP           1,187,729       1,242,759
--------------------------------------------------------------------------------


13/     Presentation of the consolidated statement of income

For purposes of filing with the U.S. Securities and Exchange Commission, the consolidated statements of income include goodwill amortization above operating income (loss).

The operating income would have been as follows under US GAAP:

                                               (in thousands of euros)
------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,     Six months ended June 30,
                                                          2001             2000           2001            2000
                                                               (unaudited)
------------------------------------------------------------------------------------------------------------------
Operating income (loss) per IAS                         (40,832)          34,197        (43,352)         47,814
Goodwill amortization                                    (6,711)          (2,068)       (14,436)         (3,713)
------------------------------------------------------------------------------------------------------------------

Operating income (loss)  US presentation                (47,543)          32,128       (57,789)         44,102

------------------------------------------------------------------------------------------------------------------
Capitalized development costs                              (914)          (1,124)          (678)         (1,124)
Share options accounting                                 35,901           (1,452)        75,221          (2,675)
Interests accrued on loans related to share options        (519)               -          1,796
Startup costs amortization                                   23              428             90             639
------------------------------------------------------------------------------------------------------------------
Operating income (loss) per US GAAP                     (13,052)          29,980         18,640          40,942
------------------------------------------------------------------------------------------------------------------


14/     Change in accounting principle

On January 1, 2001 new standards became effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138.

For purposes of its reconciliation to US GAAP, the Company has adopted SFAS 133 which requires the Company to recognize all derivative financial instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings and any derivatives that are not hedges must be adjusted to fair value through income.

Adoption of this new accounting standard does not have a material effect on the shareholders' equity under US GAAP as at January 1, 2001. As IAS 39 was also adopted on January 1, 2001, there are no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

15/     New accounting pronouncements under US GAAP

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but will instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

The Company is required to adopt the provisions of Statement 141 immediately and Statement 142 effective January 1, 2002 for the presentation of its consolidated net income and total shareholders' equity under US GAAP.

Amortization expense related to goodwill was euro 11.2 million and euro 14.4 million for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. Because of the extensive effort required to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's consolidated net income and total shareholders' equity under US GAAP at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

16/     Subsequent events

As discussed in Note 10, the Company completed the sale of its Skidata subsidiary on August 23, 2001, for euro 117.5 million, out of which euro 33.5 million was paid in cash and euro 84 million was paid in shares, which the Company immediately resold for euro 84 million to a designee of Kudelski.

On August 17, 2001, the Company announced that it had completed the sale of its TAG subsidiary, a leading provider of electronic smart labels solutions to Axa Private Equity.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

         o  the risks associated with the management of our growth,

         o  trends in the wireless communication and financial services markets,

         o trends in the growth of mobile commerce, mobile banking and internet business,

         o the effect of the adoption of competing technologies in our target markets,

         o  the profitability of our market expansion strategy,

         o our ability to develop and take advantage of new software and services,

         o our ability to develop and market new chip card technologies to meet market demands,

         o our ability to attract and maintain qualified executives and personnel,

         o the effect of future acquisitions and investments on our share price,

         o challenges to or loss of our intellectual property rights regarding our chip card technology,

         o  expected intense competition in our main markets,

         o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations

Second Quarter 2001 Compared with Second Quarter 2000

         Net Sales

         Net sales for the first quarter ended June 30, 2001 amounted to euro
252.3 million, an 8% decrease compared with net sales of euro 275.0 million for the same period in 2000. This decrease was net of a 2% increase due to the impact of currency exchange rate movements. The decrease in net sales was concentrated in our telecommunications segment, which consisted of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards. This decrease was attributable to a decline in sales of wireless products and services due to lower demand for wireless products in Europe, Asia and the United States. Wireless SIM card demand has declined considerably, due to a slowdown in the GSM subscriber market and high SIM card inventory levels at the mobile operators. The network systems segment, which consisted of other chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems and Skidata's access control systems, grew 61% in the second quarter ended June 30, 2001 as compared to the same period in 2000. Excluding Skidata, the network systems segment grew 96% for this same period. The growth in our network systems segment was mainly due to an increase in sales of chip cards to the banking sector in the United States and Germany. Similarly, loyalty programs and internet business security increased significantly. Skidata's access control systems sales increased by 8% in the three-month period ended June 30, 2001 as compared to the same period in 2000, as a result of the development of the parking access control division.

         The following table shows the breakdown of our net sales in the three-month periods ended June 30, 2001 and 2000 by market segment.

                                      Three months ended
                                           June 30,
                                ----------------------------  ------------
                                   2001              2000       % change
                                -------------  -------------  ------------
                                    (millions of euros)
Telecommunications............    166.7              208.7       (20%)
Network systems ..............     55.9               34.6        61%
     Skidata..................     15.0               13.8         8%
Other ........................     29.7               31.7        (6%)
                                  -----              -----        ---
Total.........................    252.3              275.0        (8%)
                                  =====              =====        ===

         Wireless products and services were responsible for most of the decrease in the telecommunications segment net sales. We recorded net sales of wireless infrastructure products and services of euro 113.4 million in the second quarter of 2001, representing a decrease of 29% as compared to the amount recorded in the second quarter of 2000, which was euro 160.0 million. The decrease reflected primarily a decline in volume, as we sold approximately 27% fewer units in the second quarter of 2001 compared with the same period a year ago. A modest decline in prices was essentially offset by the migration to high-end products and a slight currency exchange rate effect. As a result, the telecommunications segment represented 66% of the Company`s revenues in the second quarter of 2001, as compared to 76% of the Company`s revenues in the second quarter of 2000.

         Phone card sales increased 7% in the second quarter of 2001 compared with the second quarter of 2000 resulting from sustained demand in countries where selling prices are above average, thus creating a favorable mix effect.

         The increase in network systems sales resulted primarily from a strong growth in sales of financial services chip cards, as well as growth in sales of internet business security products and loyalty chip cards. As a result of this increase, the network systems segment represented 22% of the Company's revenues in the second quarter of 2001, as compared to 13% of the Company's revenues in the second quarter of 2000.

         Sales in our other activities segment declined 6% as a result of a decrease in sales of magnetic stripe cards, which was partially offset by the growth of chip cards for pay-television applications and transportation business.

         The Company's net sales decreased in the Europe, Middle East and Africa and Asia regions, and increased 45% in the Americas. The following table breaks down our net sales among our three regions:

                                      Three months ended
                                           June 30,
                                ----------------------------  -----------
                                    2001            2000       % change
                                -------------  -------------  -----------
                                    (millions of euros)
Europe, Middle East and Africa...  123.0            152.8          (20%)
Asia.............................   74.6             84.4          (12%)
Americas.........................   54.7             37.8           45%
                                   -----            -----         -----
Total............................  252.3            275.0           (8%)
                                   =====            =====         =====


         The Europe, Middle East and Africa region represented 49% of the second quarter revenues in 2001, decreasing 20% from the same period in 2000, as a result of the wireless activity slowdown which was only partially offset by the significant growth experienced in financial services smart card business in Central and Eastern Europe. The decrease in Asia reflected primarily the wireless activity slowdown, as the Asian network operators, particularly those in China, are in the process of adjusting their SIM card inventories to better match lower demand for wireless products and services.

         The increase in net sales in the Americas resulted primarily from the significant growth in our financial services chip card sales to several US banks.

         Gross profit

         Gross profit decreased 7% from euro 99.3 million in the second quarter of 2000 to euro 92.7 million in the second quarter of 2001. Our gross margin increased from 36.1% in the second quarter of 2000 to 36.7% in the second quarter of 2001. This increase was due to a favorable euro 10 million royalty expense adjustment resulting from the partial reversal of a provision for a patent claim which was settled as of June 30, 2001. Excluding this adjustment, gross margin for the second quarter of 2001 would have been 32.7%. The Company has experienced a shift in business mix between the telecommunications and the financial services segment. Although they are improving, financial services gross margins are below that of telecommunications. In the second quarter of 2001, the improvement in financial services gross margin was not large enough to offset the shift in mix from telecommunications to financial services. The following table breaks down our gross profit and gross margin by segment.

                                     Three months ended
                                          June 30,
                                --------------------------------  --------------
                                     2001              2000           % change
                                ---------------  ---------------  --------------
                                     (millions of euros)
Telecommunications ..............   66.7              84.0              (21%)
   Gross margin .................   40.0%             40.3%
Network systems..................   22.7              13.1               74%
   Gross margin .................   40.6%             37.6%
            Skidata .............    7.2               5.7               27%
               Gross margin .....   48.3%             41.1%
Other ...........................    3.3               2.2               48%
   Gross margin .................   11.2%              7.1%
Total............................   92.7              99.3               (7%)
                                    =====             =====
Total gross margin...............   36.7%             36.1%

         The telecommunications segment gross margin remained stable. The favorable impact of the one-time royalty expense adjustment was offset by the adverse impact of unfavorable manufacturing variances reflecting overcapacity, primarily in the European-based factories.

         The network systems segment benefited from favorable product mix and the one-time royalty expense adjustment impact. Skidata's improved gross margin was due to an increased proportion of sales in its parking access control business, which typically generates higher margins than Skidata's other businesses.

         In our other activities segment, gross margin benefited from improved profitability in the transportation business and from the one time royalty expense adjustment.

         Operating income (loss) before restructuring

         We recorded an operating loss of euro 19.0 million before restructuring in the second quarter of 2001, compared to operating income of euro 32.1 million in the second quarter of 2000. The 2000 figure reflected a one-time recognition of a euro 12.5 million credit corresponding to French research credits from previous years. Excluding this one-time research credit impact, operating income was euro 19.6 million in the second quarter of 2000 and operating expenses, excluding goodwill amortization, increased by 35% from euro
77.6 million in the second quarter of 2000 to euro 105.1 million in the second quarter of 2001, partly as a result of the expansion of our operating structure during the second half of 2000.

         Excluding the one-time research credit impact in 2000, research and development expenses increased by 54%, from euro 21.2 million in the second quarter of 2000 to euro 32.7 million in the second quarter of 2001, principally due to the hiring of new software engineers during the second half of 2000.

         Selling and marketing expenses increased by 25%, from euro 37.5 million in the second quarter of 2000 to euro 46.9 million in the second quarter of 2001, reflecting primarily an increase in marketing efforts to promote new products, as well as the expansion of our worldwide sales and marketing organization.

         General and administrative expenses increased by 35% from euro 18.8 million in the second quarter of 2000 to euro 25.5 million in the second quarter of 2001, reflecting primarily a personnel increase in the second half of 2000.

         Goodwill amortization

         Goodwill amortization amounted to euro 6.7 million in the second quarter of 2001, compared to euro 2.1 million in the second quarter of 2000, as a result of acquisitions completed during 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A. completed during the last quarter of 2000.

         Restructuring expenses

         We recorded a restructuring charge of euro 28.5 million in the second quarter of 2001 pursuant to the plan of restructuring of our operations worldwide announced on May 2, 2001. This restructuring charge was primarily attributable to the closure of a manufacturing facility, a reduction of the workforce following the combination of the Company's financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis (see Note 9 to the Company's financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest income of euro 1.7 million in the second quarter of 2001, compared to net interest income of euro 0.3 million in the second quarter of 2000. Interest income recorded in the second quarter of 2001 increased significantly primarily due to substantial equity investments by the Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees. Net interest income incurred in the second quarter of 2001 includes a euro 2.9 million interest expense following the measurement at amortized cost of an advance made to a trade supplier.

         Other income and expense, net

         We recorded net other expense of euro 9.5 million in the second quarter of 2001, compared to net other expense of euro 3.5 million in the second quarter of 2000. Net other expense in the second quarter of 2000 was primarily attributable to minority interests and gains on investments. Net other expense in the second quarter of 2001 primarily consisted of foreign exchange losses and minority interests.

         Income tax

         We recorded income tax revenues of euro 15.6 million in the second quarter of 2001, as compared to an income tax expense of euro 5.7 million in the second quarter of 2000. In the second quarter of 2001, the Company's effective tax rate was impacted by the restructuring charge that created losses in countries with high tax rates. Because we expect to return to profitability in these countries, the restructuring efforts created deferred tax assets in the form of net operating loss carryforwards.

         Net income (loss)

         We recorded a net loss of euro 39.8 million in the second quarter of 2001, or euro 0.06 per diluted share, reflecting primarily the impact of the euro 28.5 million restructuring expenses incurred, as compared to net income of euro 23.3 million in the second quarter of 2000, or euro 0.05 per diluted share.

         Six Months 2001 Compared with Six Months 2000

         Net Sales

         Net sales for the six-month period ended June 30, 2001 amounted to euro 545.9 million, an 8% increase compared with net sales of euro 506.8 million for the same period in 2000. Approximately 2% of this increase in net sales was due to the impact of currency exchange rate movements. The increase was attributable to our network systems segment, which consisted of chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems and Skidata's access control systems, which grew 53% in the six-month period ended June 30, 2001 as compared to the same period the previous year. Net sales in our telecommunications segment, which consisted of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards, remained stable in the six-month period ended June 30, 2001 as compared to the six-month period ended June 30, 2000, despite the slowdown in the GSM market. Skidata's access control systems sales activities increased by 4% in the six-month period ended June 30, 2001 as compared to the same period in 2000. The following table shows the breakdown of our net sales in the six months ended June 30, 2001 and 2000 by market segment.

                                      Six months ended
                                          June 30,
                                --------------------------------  --------------
                                     2001              2000           % change
                                ---------------  ---------------  --------------
                                     (millions of euros)
Telecommunications............      380.0              379.3              0%
Network systems ..............      107.7               70.2             53%
    Skidata...................       31.2               30.0              4%
Other ........................       58.2               57.3              2%
                                     ----               ----              --
Total.........................      545.9              506.8              8%
                                    =====              =====              ==

         In our telecommunications segment, we experienced a 5% decrease in net sales of wireless products and services, from euro 292.8 million recorded in the first half of 2000 to euro 278.4 million in the first half of 2001. This slight decrease reflected primarily lower prices as volume remained stable in the first half of 2001 as compared to the same period a year ago. As a result, the telecommunications segment represented 70% of the Company's revenues in the first half of 2001, as compared to 75% of the Company's revenues in the first half of 2000.

         Phone card sales increased 15% in the first half of 2001 compared with the first half of 2000 due to a 5% increase in volume and a sustained demand in countries where selling prices are above average.

         The increase in network systems sales resulted primarily from significant growth in sales of financial services chip cards in our Europe, Middle East and Africa and Americas regions. Excluding Skidata, it grew 90% in the six-month period ended June 30, 2001 as compared to the same period in 2000. As a result, the network systems segment represented 20% of the Company's revenues in the first half of 2001, as compared to 14% of the Company's revenues in the first half of 2000.

         Despite sustained growth in the Americas and Asia regions, our net sales only grew 8% in the first half of 2001 as compared to the first half of 2000 due to the decrease in sales in our Europe, Middle East and Africa region. The following table breaks down our net sales among our three regions:

                                      Six months ended
                                          June 30,
                                --------------------------------  --------------
                                     2001              2000           % change
                                ---------------  ---------------  --------------
                                     (millions of euros)
Europe, Middle East and Africa....    279.5            296.6              (6%)
Asia..............................    171.9            137.5              25%
Americas..........................     94.5             72.7              30%
                                      -----            -----            -----
Total.............................    545.9            506.8               8%
                                      =====            =====            =====

         The Europe, Middle East and Africa region represented 51% of the revenues recorded in the six-month period ended June 30, 2001, decreasing 6% from the same period in 2000. This decrease reflected the softening of SIM card demand that could not be offset by the growth in network systems in Central and Eastern Europe countries.

         The increase in Asia reflected primarily growth in wireless products sales throughout the region, and particularly in China in the first quarter of 2001. The growth trend in Asia did not continue in the second quarter of 2001. See "--Second Quarter 2001 Compared with Second Quarter 2000".

         In the Americas, the 30% increase in revenues resulted primarily from the strong growth in the financial services chip card sales.

         Gross profit

         Gross profit increased 6% from euro 182.3 million in the first half of 2000 to euro 192.6 million in the first half of 2001. Our gross margin decreased from 36% in the first half of 2000 to 35.3% in the first half of 2001, despite a favorable euro 10 million royalty expense adjustment recorded in the second quarter of 2001. Excluding this adjustment, gross margin for the second quarter of 2001 would have been 33.4%.

         The Company has experienced a shift in business mix between the telecommunications and the financial services segment. Although they are improving, financial services gross margins are below that of telecommunications. In the first half of 2001, the improvement in financial services gross margin was not large enough to offset the shift in mix from telecommunications to financial services. The following table breaks down our gross profit and gross margin by segment.

                                      Six months ended
                                          June 30,
                                --------------------------------  --------------
                                     2001              2000           % change
                                ---------------  ---------------  --------------
                                     (millions of euros)
Telecommunications .............     151.1            154.8              (2%)
   Gross margin ................      39.7%            40.8%
Network systems.................      36.4             23.7              54%
   Gross margin ................      33.9%            33.7%
          Skidata ..............      13.0             12.5               5%
             Gross margin ......      41.9%            41.4%
Other ..........................       5.1              3.8              33%
   Gross margin ................       8.7%             6.6%
Total...........................     192.6            182.3               6%
                                     ======           =====
Total gross margin..............      35.3%            36.0%

         Despite the favorable impact of the one-time royalty expense adjustment, telecommunications gross margin decreased, primarily reflecting a decrease in wireless margins, which resulted from adverse manufacturing variances due to overcapacity, primarily in the European-based factories. In addition, in the first quarter of 2001, the Company experienced delays in migrating many of its customers to high-end wireless identification modules, which resulted in lower margin rates.

         In network systems, excluding Skidata, gross margin increased as a result of a favorable shift in product mix, and the favorable impact of the royalty expense adjustment. Gross margin generated by Skidata's activities remained stable.

         In our other activities segment, our gross margin improved slightly as a result of improved profitability in transportation activities.

         Operating income (loss) before restructuring

         We recorded an operating loss of euro 29.3 million before restructuring in the first half of 2001, compared to operating income of euro 44.1 million in the first half of 2000. The 2000 figure reflected a one-time recognition of a euro 12.5 million credit corresponding to French research credits from previous years. Excluding this one-time research credit impact, operating income was euro
31.6 million in first half of 2000 and operating expenses, excluding goodwill amortization, increased by 41% from euro 147.0 million during the first half of 2000 to euro 207.5 million during the first half of 2001 as a result of the expansion of our operating structure during the second half of 2000.

         Research and development expenses increased by 60% from euro 39.0 million in the first half of 2000 to euro 62.3 million in the first half of 2001, principally due to the hiring of new software engineers during the second half of 2000.

         Selling and marketing expenses increased by 29% from euro 71.9 million in the first half of 2000 to euro 92.6 million in the first half of 2001, reflecting primarily an increase in marketing efforts to promote new products, as well as the expansion of our worldwide sales and marketing organization.

         General and administrative expenses increased by 46% from euro 36.0 million in the first half of 2000 to euro 52.6 million in the first half of 2001, reflecting primarily a personnel increase in the second half of 2000.

         Goodwill amortization

         Goodwill amortization amounted to euro 14.4 million in the first half of 2001, compared to euro 3.7 million in the first quarter of 2000, as a result of acquisitions completed during 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A. completed during the last quarter of 2000. In addition, goodwill amortization recorded in the first quarter of 2001 included a one-time euro 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard as a result of Softcard's decision to cease its operations.

         Restructuring expenses

         We recorded a restructuring charge of euro 28.5 million in the second quarter of 2001 pursuant to the plan of restructuring of our operations worldwide announced on May 2, 2001. This restructuring charge was primarily attributable to the closure of a manufacturing facility, a reduction of the workforce following the combination of the Company's financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis (see Note 9 to the Company's financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest income of euro 10.1 million in the first half of 2001, compared to net interest expense of euro 0.05 million in the first half of 2000. Interest income recorded in the first half of 2001 increased significantly primarily due to substantial equity investments by the Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees. Net interest income incurred in the second quarter of 2001 includes a euro 2.9 million interest expense following the measurement at amortized cost of an advance made to a trade supplier.

         Other income and expense, net

         We recorded net other expense of euro 14.6 million in the first half of 2001, compared to net other income of euro 5.4 million in the first half of 2000. Net other income in the first half of 2000 was primarily attributable to gains on investments, which were partially offset by minority interests. Net other expense in the first half of 2001 consisted of foreign exchange losses and minority interests.

         Income tax

         We recorded income tax revenues of euro 15.4 million in the first half of 2001, as compared to an income tax expense of euro 11.6 million in the first half of 2001. In the first half of 2001, the Company's effective tax rate was impacted by the restructuring charge that created losses in countries with high tax rates. Because we expect to return to profitability in these countries, our restructuring efforts created deferred tax assets in the form of net operating loss carryforwards.

         Net income (loss)

         We recorded a net loss of euro 46.9 million in the first half of 2001, or euro 0.07 per diluted share, reflecting primarily the impact of the euro 28.5 million restructuring expenses incurred in the second quarter of 2001, compared to net income of euro 37.8 million in the first half of 2000, or euro 0.09 per diluted share.

Liquidity and Capital Resources

         Our financial position remained strong in the first half of 2001. Cash and cash equivalents were euro 429.9 million at June 30, 2001 as compared to euro 636.3 million at December 31, 2000. During the first half of 2001, we used cash to fund payments on accounts payable, inventories, purchases of property, plant and equipment and investments.

         Operating activities used euro 49.1 million of cash during the first half of 2001, compared to euro 7.9 million of cash generated by operating activities during the first half of 2000. The decrease in cash from operating activities in the first half of 2001 was principally attributable to the decrease of our operating income and to increased working capital needs primarily resulting from payments on accounts payables, a rise in inventories and an increase in the average number of days our accounts receivables are outstanding. The increase in inventories resulted from material deliveries on orders placed during 2000 in anticipation of higher first quarter sales volume, which did not materialize to the extent we had anticipated. The increase in the average number of days our accounts receivable remain outstanding resulted from a significant shift in our geographical mix of business, with an increased proportion of sales in countries where payment terms are longer.

         Net cash used in investing activities in the first half of 2001 was euro 122.8 million, compared to euro 68.9 million in the first half of 2000. The increase in cash used in investing activities was due principally to increased capital expenditures and investments. Investments included a euro 13 million cash disbursement for the purchase of 20% of Skidata's issued share capital (see
Note 10 to the Company's financial statements included in Item 1 of this Form 6-K) and investments made by GemVentures, our wholly-owned venture capital subsidiary, primarily in two technology companies in the wireless communications market. In addition, in March 2001, we made a euro 14 million loan to Mr. Antonio Perez, our Chief Executive Officer, to complement the loans already granted to him during 2000 to allow him to exercise stock options granted to him as part of his employment compensation agreement and to cover any resulting personal tax expenses. In the first half of 2000, we recorded cash inflows from the sales of shares in various technology companies. Capital expenditures during the first half of 2001 were made primarily to acquire property, plant and equipment to expand our facilities, principally in Asia. Capital expenditures were euro 71.5 million in the first half of 2001, as compared to euro 39.3 million in the first half of 2000.

         Financing activities used euro 6.9 million of cash during the first half of 2001, compared to euro 546.6 million of positive cash flow generated by our financing activities during the first half of 2000. The 2000 figure was primarily the result of an investment in our ordinary shares of euro 534.6 million, most of which was made by Texas Pacific Group in February and May 2000. Negative cash flow from financing activities during the first half of 2001 was mainly attributable to expenses paid in 2001 and incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and with respect to the initial public offering, and to dividends paid to minority shareholders of one of our Asian subsidiaries.

         We entered into a euro 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, euro 52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining euro
97.5 million, euro 24.4 million expires in July 2002, euro 24.4 million in July 2003, and euro 48.7 million in July 2004. As of June 30, 2001, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At June 30, 2001, cash and cash equivalents amounted to euro
429.9 million.

Item 3. Qualitative Disclosures About Market Risk


         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge our market risk exposures. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee and/or our Executive Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Moreover, our hedging operations are reported periodically to management and the Audit Committee. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than the euro for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into local currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside of the euro-zone, the euro-denominated value of our equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation. We do not hedge our equity exposure arising from our foreign net investments.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness has been significantly reduced with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of June 30, 2001, we have not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments was totally provided as of June 30, 2001. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Part II -Other Information

Item 1.  Legal proceedings

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the Federal District Court of San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 17.7 million) and another individual defendant to pay US$ 2.5 million (euro 2.9 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. In May 2000, the Federal District Court dismissed the claim against the individual defendant without prejudice, and the Company appealed the remaining judgement. The hearing on the appeal was held on March 6, 2001 before the 9th Circuit Court of Appeals. To date no decision on the merits has yet been rendered by the Court. Although the Company considers the action brought by Humetrix to be without merit and the resulting judgment erroneous, the Company cannot give any assurance that the action will be resolved in its favor.

In the second quarter of 2001, the Company partially reversed a provision for patent claim, resulting in a favorable euro 10 million royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. As of June 30, 2001, the Company had reached an agreement with such claimant and the risk of loss and outflow of resources was no more probable.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Item 2.  Changes in securities

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held by employees.

As part of the purchase price consideration related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand.

As part of the purchase price consideration related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand.

In April and June 2001, the Company issued 860,300 shares following the contribution of 17,206 shares of Gemplus S.A. held mainly by employees.

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

At the Annual Meeting of shareholders held on April 18, 2001 in Luxembourg, the Company's stockholders voted the following proposals:

(a) to consider the Report by the Board of Directors of the Company, in respect of the financial statements of the Company for the year ended December 31st, 2000. The resolution was unanimously adopted, with 514,152,862 votes cast for the proposal.

(b) to approve the annual accounts (balance sheet and statement of profit and loss) of the Company for the year ended December 31st, 2000 in their consolidated and unconsolidated form. The resolution was unanimously adopted, with 514,152,862 votes cast for the proposal.

(c) to grant discharge to all directors of the Company who have been in office during the year ended December 31st, 2000 in respect of the proper performance of their duties for the year ended December 31st, 2000. The resolution was adopted with 467,028,795 votes cast for the proposal and 47,124,067 abstentions.

(d) to authorize the Company, or any wholly-owned subsidiary, to purchase shares in the Company, from time to time in privately negotiated transactions, at their fair market value being no less than euro 2 and no more than euro 50 and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before 18th October 2002. The resolution was adopted with 489,709,551 votes cast for the proposal and 24,443,311 abstentions.

(e) to appoint and reappoint the nine directors for a three-year period to end at the next annual general meeting deciding on the 2003 accounts:

---------------------------------------------------------------------------
       Name               Total vote "For"    Total vote      Total vote
                                              "Against"      "Abstaining"
---------------------------------------------------------------------------
Marc Lassus                 604,882,056
---------------------------------------------------------------------------
Abel G. Halpern             480,086,306           7,500      22,500,000
---------------------------------------------------------------------------
Antonio Perez               480,127,856                      22,500,000
---------------------------------------------------------------------------
Bertrand Cambou             480,179,556           7,500      22,500,000
---------------------------------------------------------------------------
William S. Price, III       480,097,056                      22,500,000
---------------------------------------------------------------------------
Andrew Dechet               480,127,856                      22,500,000
---------------------------------------------------------------------------
Randy Christofferson        480,097,056                      22,500,000
---------------------------------------------------------------------------
Kheng Nam Lee               477,993,417                      22,500,000
---------------------------------------------------------------------------
Ronald W. Mackintosh        480,097,056                      22,500,000
---------------------------------------------------------------------------

Note: In respect of the election of the members of the board of directors, each shareholder is entitled to as many votes as shall equal the number of shares held by him multiplied by the number of directors to be elected. Each shareholder is entitled to cast all of such votes for a single candidate or to distribute them among any, two or more of the candidate directors as he may see fit.

(f) to reappoint the statutory auditors of the Company for a one-year period to end at the next annual general meeting deciding on the 2001 accounts. The resolution was adopted with 485,869,362 votes cast for the proposal and 28,283,500 abstentions.

Item 5.  Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2001.

Item 6.  Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in August 2001 reporting the Company's press release dated August 1, 2001, on its results of operations for the second quarter results for 2001.

A report on Form 6-K was filed in August 2001 reporting the Company's press release dated August 1, 2001, on the sale of its TAG activity.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEMPLUS INTERNATIONAL S.A.

Date:  September 10, 2001



                                        By: /s/ Steven Gomo
                                            ------------------------------------
                                            Name:  Steven Gomo
                                            Title: Executive Vice President and
                                                   Chief Financial Officer